ALTERNET SYSTEMS INC.
610-815 West Hastings Street
Vancouver BC Canada
V6C 1B4

August 8, 2008

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Re:	Alternet Systems Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31 2008

Dear Mr. Wilson

I am writing in response to your letter dated July 21 2008

ITEM 8A Controls and Procedures, page 16

Management of Alternet Systems Inc. has performed its assessment of internal control over financial reporting as of December 31 2007 and amended the filing of the Form 10KSB accordingly.

2. Management’s failure to complete this report impacts its conclusions regarding the effectiveness of the Company’s controls and procedures, as they were not complete, although no incorrect disclosures were discovered during the completion of the report. The Company has revised its disclosure as appropriate.

3. The Company’s officers, specifically the CEO and Principal Accounting Officer have concluded that the Company’s disclosure controls and procedure are effective in the timely alerting of management to material information relating to Alternet Systems Inc. which is required to be included in Alternet’s periodic filings.

The Company’s officers and directors have concluded that Alternet Systems Inc.’s disclosure controls and procedures are designed and effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and also designed to ensure that information require to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management , as appropriate to allow timely decisions regarding required disclosure. Future filings and the amended Form 10KSB will express our conclusion regarding the effectiveness of the Company’s disclosure controls and procedures in terms that conform precisely to the definition of that term in Rule13a-15(e).

Exhibits 31.1 and 31.2

The certifications filed by our Principal Executive Officer and Principal Financial Officer have been revised to include the introductory language of paragraph 4 and the language of paragraph 4 (b) of Item 601 (b) (31) of Regulation S-B.

I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing and; the Company may not assert staff comments as a defense in any proceeding under the federal securities laws of the United States.

Thank you for your attention to this matter .

Sincerely

Patrick Fitzsimmons
Director / Secretary / Treasurer
Principal Accounting Officer